CORRESP.

August 17, 2007

Mr. Frank Wyman

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington D. C. 20549

Dear Mr. Wyman,

We are in receipt of your letter dated June 28, 2007 and wrote you of August 10, 2007 stating that we would respond in writing by August 20, 2007. While the response is drafted, we are still in the process of having it reviewed to insure we address each point. Based upon telephone conversations with you, we will submit the response in writing on or before August 30, 2007.

Sincerely

/S/ Paul McDonnel
Paul McDonnel
V.P. and Controller